

American DG Energy Inc.
45 First Avenue, Waltham, MA 02451
t: +1 781.522.6000 f: +1 781.522.6050
info@americandg.com   www.americandg.com

FOR IMMEDIATE RELEASE

Investor Contact:
John Hatsopoulos
American DG Energy Inc.
781.622.1120
john.hatsopoulos@americandg.com

Media Contact:
Christine Cobuzzi
American DG Energy Inc.
781.522.6014
christine.cobuzzi@americandg.com

American DG Energy Reports Second Quarter 2015 Financial Performance

Company achieves positive Non-GAAP Cash Flow from Operations and Collection of UK Energy Tax Incentives for the Quarter and Gross Margin without Depreciation improves to 34.5% compared to 28.3% for the same period in 2014

WALTHAM, Mass. – **August 12, 2015** - American DG Energy Inc. (NYSE MKT: ADGE), On-Site Utility™, offering clean electricity, heat, hot water and cooling solutions to hospitality, healthcare, housing and fitness facilities, reported total revenues of $2,087,127 in the second quarter of 2015, compared to $2,071,222 for the same period in 2014. Loss per share (EPS) was $0.02 in the second quarter of 2015, compared with a loss per share of $0.03 for the same period in 2014. Reflecting the Company's ongoing efforts to optimize its On-Site Utility™ production, Gross Margin without depreciation improved in the second quarter of 2015 to 34.5% from 28.3% in the same period a year ago.

Major Highlights:

Financial
- Consolidated EBITDA cash inflows, including cash received from tax incentives, improved reaching $362,874 in the second quarter of 2015, versus outflows of $550,005 in the second quarter of 2014.
- Excluding tax incentives, EBITDA cash outflows improved significantly and were $305,985 for the quarter versus $550,005 in the second quarter of 2014.
- As a result of our On-Site Utility™ productivity efforts and profitable consulting projects, American DG Energy's business in North America, produced a margin before depreciation of 38.1% in the second quarter of 2015 versus 29.8% in the year ago period.

Operations
- We currently operate 119 energy systems and our current backlog consists of 20 energy systems.
- Second quarter revenue was attributable to the following core markets:

Hospitality	28%
Fitness	23%
Housing	19%
Education	13%
Healthcare	13%
Other	4%
TOTAL	100%

- During Q2 2015 we reached agreements for:

  - A 200 kW CHP system with BH Live for The Littledown Centre, Bournemouth UK.
  - A 100 kW CHP system with Stevenage Leisure for the new Flitwick Leisure Centre, Flitwick UK.
  - The installation and maintenance of two Ilios 600,000 Btu per hour heat pump systems in Oahu, Hawaii.
  - Design and construction management services for two Times Square hotels in New York, New York.



- During Q2 2015 we brought into operation a total of 2 additional systems:
  - The fourth and fifth CHP systems installed as part of our contract with Topland Group for seven systems – 81 kW unit at Menzies Bournemouth and 164kW unit at Menzies Welcombe Hotel, Golf Course & Spa, Stratford upon Avon.
- The total number of systems now under contract is 139, totaling 10,005kW and 4,855 tons of cooling.
- In total we currently operate 119 systems totaling 8,096kW of installed capacity with a total contract value of $258.4 million.

American DG Energy will hold its earnings conference call today, August 12, 2015 at 11:00 a.m. Eastern Time. To listen, call (866) 364-3819 within the U.S., (855) 669-9657 from Canada, or (412) 902-4209 from other international locations. Participants should reference American DG Energy to access the call. Please begin dialing at least 10 minutes before the scheduled starting time. The earnings press release will be available on the Company website at www.americandg.com in the "Investors" section under "News Releases."

The earnings conference call will be recorded and available for playback one hour after the end of the call through Thursday, August 20, 2015. To listen to the playback, call (877) 344-7529 within the U.S., (855) 669-9658 from Canada, or (412) 317-0088 outside the U.S. and use Conference Number 10070265.

The earnings conference call will also be webcast live. To register for and listen to the webcast, go to http://investors.americandg.com/webcast. Following the call, the webcast will be archived for 30 days.

About American DG Energy
American DG Energy supplies low-cost energy to its customers through distributed power generating systems. We are committed to providing institutional, commercial and small industrial facilities with clean, reliable power, cooling, heat and hot water at lower costs than charged by local utilities - without any capital or start-up costs to the energy user - through our On-Site Utility™ energy solutions. American DG Energy is headquartered in Waltham, Massachusetts. Learn more about how American DG Energy reduces energy costs at www.americandg.com or follow us on Facebook and Twitter.

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FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements, as disclosed on the Company's website and in Securities and Exchange Commission filings. This press release does not constitute an offer to buy or sell securities by the Company, its subsidiaries or any associated party and is meant purely for informational purposes. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.



CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)

	Jun 30, 2015	Dec 31, 2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,172,481	$ 11,825,915
Accounts receivable, net	1,062,153	1,140,811
Unbilled revenue	14,810	12,533
Due from related party	42,266	39,682
Inventory finished goods	1,060,512	1,153,927
Prepaid and other current assets	537,462	852,069
Total current assets	10,889,684	15,024,937
Property, plant and equipment, net	25,704,362	24,885,155
Accounts receivable, long-term	-	3,600
Other assets, long-term	72,418	92,148
TOTAL ASSETS	$ 36,666,464	$ 40,005,840
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 551,280	$ 605,530
Accrued expenses and other current liabilities	492,446	485,570
Due to related party	1,003,750	630,805
Notes payable to related party	2,000,000	-
Total current liabilities	4,047,476	1,721,905
Long-term liabilities:		
Convertible debentures	1,615,354	1,645,444
Convertible debt due to related parties	16,435,471	15,864,215
Warrant liability	-	6,780
Note payable related party	-	3,000,000
Other long-term liabilities	-	2,227
Total liabilities	22,098,301	22,240,571
Commitments and contingencies		
Stockholders' Equity:		
American DG Energy Inc. stockholders' equity:		
Common Stock	50,694	52,140
Additional paid-in capital	49,667,217	49,854,998
Accumulated deficit	(37,620,906)	(35,232,411)
Total American DG Energy Inc. stockholders' equity	12,097,005	14,674,727
Non-controlling interest	2,471,158	3,090,542
Total Stockholders' equity	14,568,163	17,765,269
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 36,666,464	$ 40,005,840

Reclassifications: certain prior period balances have been reclassified to conform with current period presentation.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended	
	June 30, 2015	June 30, 2014
Revenues		
Energy revenues	$ 1,871,110	$ 1,752,517
Turnkey & other revenues	216,017	318,705
	2,087,127	2,071,222
Cost of sales		
Fuel, maintenance and installation	1,367,484	1,485,589
Depreciation expense	519,858	412,313
	1,887,342	1,897,902
Gross profit	199,785	173,320
Operating expenses		
General and administrative	645,367	775,998
Selling	308,428	247,358
Engineering	215,077	198,677
	1,168,872	1,222,033
Loss from operations	(969,087)	(1,048,713)
Other income (expense), net		
Interest and other income	168,167	7,364
Interest expense	(317,650)	(378,820)
Change in fair value of warrant liability	81	57,101
	(149,402)	(314,355)
Loss before benefit (provision) for income taxes	(1,118,489)	(1,363,068)
Benefit (provisions) for income taxes	2,187	(2,940)
Consolidated net loss	(1,116,302)	(1,366,008)
(Loss) income attributable to the non-controlling interest	(59,759)	89,856
Net loss attributable to American DG Energy Inc.	$ (1,176,061)	$ (1,276,152)
Loss per share	$ (0.02)	$ (0.03)
Weighted average shares outstanding - basic and diluted	50,655,021	49,923,697
Non-GAAP financial disclosure		
Loss from operations	$ (969,087)	$ (1,048,713)
Depreciation & other non-cash expense	532,672	428,859
Stock based compensation	130,430	69,849
Adjusted EBITDA	(305,985)	(550,005)
Grants, tax rebates and incentives	668,859	-
Total EBITDA cash inflows (outflows) *	$ 362,874	$ (550,005)

* EBITDA (cash outflows), for the second quarter of 2015, were ($149,572) for American DG Energy in North America and this was more than fully offset by cash inflows of $512,446 for EuroSite Power.



CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Six Months Ended	
	June 30, 2015	June 30, 2014
Revenues		
Energy revenues	$ 4,261,457	$ 4,148,798
Turnkey & other revenues	333,410	450,224
	4,594,867	4,599,022
Cost of sales		
Fuel, maintenance and installation	3,095,137	3,193,235
Depreciation expense	1,028,315	893,877
	4,123,452	4,087,112
Gross profit	471,415	511,910
Operating expenses		
General and administrative	1,506,429	1,549,958
Selling	649,121	508,474
Engineering	385,447	462,448
	2,540,997	2,520,880
Loss from operations	(2,069,582)	(2,008,970)
Other income (expense)		
Interest and other income	186,433	22,348
Interest expense	(630,106)	(733,323)
Loss on extinguishment of debt	-	(533,177)
Change in fair value of warrant liability	6,479	(9,012)
	(437,194)	(1,253,164)
Loss before provision for income taxes	(2,506,776)	(3,262,134)
Provisions for income taxes	(5,168)	(9,880)
Consolidated net loss	(2,511,944)	(3,272,014)
Loss attributable to the non-controlling interest	123,449	330,506
Net loss attributable to American DG Energy Inc.	$ (2,388,495)	$ (2,941,508)
Loss per share	$ (0.05)	$ (0.06)
Weighted average shares outstanding - basic and diluted	50,695,201	49,871,101
Non-GAAP financial disclosure		
Loss from operations	$ (2,069,582)	$ (2,008,970)
Depreciation & other non-cash expense	1,052,173	940,840
Stock based compensation	280,889	208,477
Adjusted EBITDA	(736,520)	(859,653)
Grants, tax rebates and incentives	668,859	-
Total EBITDA cash outflows *	$ (67,661)	$ (859,653)

* EBITDA (cash outflows), for the first six months of 2015, were ($281,140) for American DG Energy in North America and inflows of $213,479 for EuroSite Power.



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended	
	June 30, 2015	June 30, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,388,495)	$ (2,941,508)
Loss attributable to non-controlling interest	(123,449)	(330,506)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,052,173	940,840
Gain attributable to distribution of nonmonetary assets to non-controlling interest	(157,870)	-
Loss on extinguishment of debt	-	533,177
Amortization of deferred financing costs	11,637	(7,427)
Amortization of convertible debt premium	(48,144)	15,472
Increase (decrease) in fair value of warrant liability	(6,479)	9,012
Noncash interest expense	582,348	624,368
Stock-based compensation	280,889	208,478
Changes in operating assets and liabilities		
(Increase) decrease in:		
Accounts receivable and unbilled revenue	79,981	(90,437)
Due from related party	(2,485)	274,965
Inventory	93,415	570,436
Prepaid and other current assets	322,700	(275,465)
Increase (decrease) in:		
Accounts payable	(54,250)	(230,668)
Accrued expenses and other current liabilities	13,537	140,281
Due to related party	372,945	(27,373)
Other long-term liabilities	(2,227)	(6,804)
Net cash provided by (used) in operating activities	26,226	(593,159)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(2,295,568)	(2,664,953)
Partial purchase of non-controlling interest	(100,000)	-
Net cash used in investing activities	(2,395,568)	(2,664,953)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of convertible debentures	-	1,450,000
Share repurchases	(148,510)	-
Repayment of note payable to related party	(1,000,000)	-
Distributions to non-controlling interest	(135,582)	(148,625)
Net cash (used in) provided by financing activities	(1,284,092)	1,301,375
Net decrease in cash and cash equivalents	(3,653,434)	(1,956,737)
Cash and cash equivalents, beginning of the period	11,825,915	9,804,291
Cash and cash equivalents, end of the period	$ 8,172,481	$ 7,847,554